================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. )*

                              Center Bancorp, Inc.
            ---------------------------------------------------------

                           Common Stock, No par value
            ---------------------------------------------------------

                                    151408101
            ---------------------------------------------------------
                                 (CUSIP Number)

            Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054
                                 (973) 952-0405
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 22, 2006
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

                                  SCHEDULE 13D

CUSIP No.   151408101
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Seidman & Associates, L.L.C     22-3343079

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey

--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                               148,228
SHARES                     -----------------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY
PERSON                     -----------------------------------------------------
WITH                                9   SOLE DISPOSITIVE POWER
                                        148,228
                           -----------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                           -----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     148,228

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   1.10

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*   OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 151408101
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Seidman Investment Partnership, L.P.     22-3360359

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey

--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                               132,912
SHARES                     -----------------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY
PERSON                     -----------------------------------------------------
WITH                                9   SOLE DISPOSITIVE POWER
                                        132,912
                           -----------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                           -----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     132,912

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .99

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*   PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 151408101
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Seidman Investment Partnership II, L.P.     22-3603662

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey

--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                               227,183
SHARES                     -----------------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY
PERSON                     -----------------------------------------------------
WITH                                9   SOLE DISPOSITIVE POWER
                                        227,183
                           -----------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                           -----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     227,183

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   1.69

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*   PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 151408101
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Broad Park Investors, LLC     22-6759307

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey

--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                     97,915
SHARES                     -----------------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY
PERSON                     -----------------------------------------------------
WITH                                9   SOLE DISPOSITIVE POWER
                                              97,915
                           -----------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                           -----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     97,915

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .73

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*   OO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 151408101
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Chewy Gooey Cookies, L.P.     20-4605223

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                               101,501
SHARES                     -----------------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY
PERSON                     -----------------------------------------------------
WITH                                9   SOLE DISPOSITIVE POWER
                                        101,501
                           -----------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                           -----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     101,501

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .76

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*   PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 151408101
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Berggruen Holdings North America Ltd.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands

--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                               227,500
SHARES                     -----------------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY
PERSON                     -----------------------------------------------------
WITH                                9   SOLE DISPOSITIVE POWER
                                        227,500
                           -----------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                           -----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     227,500

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   1.69

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*   CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 151408101
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Lawrence B. Seidman  ###-##-####

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF, WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A

--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                               997,283
SHARES                     -----------------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY
PERSON                     -----------------------------------------------------
WITH                                9   SOLE DISPOSITIVE POWER
                                        997,283
                           -----------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                           -----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     997,283

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   7.42

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*   IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 151408101
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Dennis Pollack     ###-##-####

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A

--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                               12,519
SHARES                     -----------------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY
PERSON                     -----------------------------------------------------
WITH                                9   SOLE DISPOSITIVE POWER
                                        12,519
                           -----------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                           -----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,519

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .09
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*   IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 151408101
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Harold Schechter   ###-##-####

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A

--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                               200
SHARES                     -----------------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY
PERSON                     -----------------------------------------------------
WITH                                9   SOLE DISPOSITIVE POWER
                                        200
                           -----------------------------------------------------
                                    10   SHARED DISPOSITIVE POWER

                           -----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     200

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   NM
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*   IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 151408101
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Raymond Vanaria   ###-##-####

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A

--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                               7,150
SHARES                     -----------------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY
PERSON                     -----------------------------------------------------
WITH                                9   SOLE DISPOSITIVE POWER
                                        7,150
                           -----------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                           -----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,150

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .05

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*   IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 151408101
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Peter R. Bray   ###-##-####

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A

--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                               100
SHARES                     -----------------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY
PERSON                     -----------------------------------------------------
WITH                                9   SOLE DISPOSITIVE POWER
                                        100
                           -----------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                           -----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     100

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   NM

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*   IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

1.  Security and Issuer

This statement on Schedule 13D (this "Statement") relates to the shares of common stock, no par value (the "Shares"), of Center Bancorp, Inc., a New Jersey corporation (the "Issuer"). The Issuer's principal executive offices are located at 12455 Morris Avenue, Union, New Jersey 07083.

2.  Identity and Background

(a-c) This statement is being filed by Seidman and Associates L.L.C. ("SAL"), a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Lawrence Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Seidman Investment Partnership, L.P. ("SIP"), a New Jersey limited partnership, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole General Partner of SIP and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Seidman Investment Partnership II, L.P. ("SIPII"), a New Jersey limited partnership, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole General Partner of SIPII and Lawrence Seidman is the only shareholder, director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Broad Park Investors, L.L.C., ("Broad Park"), a Delaware limited liability company formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, West Orange, New Jersey 07052. Pursuant to the Broad Park Letter Agreement, Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Chewy Gooey Cookies, L.P., ("Chewy"), a Delaware limited partnership liability company formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, West Orange, New Jersey 07052. Cavity, L.L.C. is the general partner of Chewy. Pursuant to the Chewy Letter Agreement, Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Berggruen Holdings North America Ltd., ("Berggruen"). Berggruen is a British Virgin Island corporation and a wholly owned subsidiary of Berggruen Holdings Ltd., a British Virgin Islands corporation. All of the shares of Berggruen Holdings Ltd. are owned by Tarragona Trust, a British Virgin Island trust. The trustee of Tarragona Trust is Maitland Trustees Limited, a British Virgin Island corporation. The principal business activity of Berggruen Holdings North America Ltd. is that of a private investment company engaging in the purchase and sale of securities for its own account. The address of the principal office of Berggruen Holdings North America Ltd. is 1114 Avenue of the Americas, Forty First Floor, New York, New York 10036. Set forth on Exhibit A to this Statement, and incorporated herein by reference, is the (a) name, (b) present principal occupation or employment, (c) business address of principal employment, (d) citizenship, of each executive officer and director of Berggruen Holdings North America Ltd., Berggruen Holdings Ltd., and Maitland Trustees Limited, and (e) the name of any corporation or other organization in which such occupation or employment is conducted. Pursuant to the Berggruen Letter Agreement, Lawrence Seidman has the sole investment discretion and voting authority with respect to the securities disclosed herein.

This statement is also being filed by Lawrence Seidman whose principal offices are located at 100 Misty Lane, Parsippany, NJ 07054 and 19 Veteri Place, Wayne, NJ 07470. Mr. Seidman has sole investment discretion and voting authority for SAL, SIP, SIPII, Broad Park, Chewy, Berggruen and for Sonia Seidman ("SS"), his wife, children, and other clients.

This statement is also being filed by Dennis Pollack ("Pollack"), whose principal office is located at 825 Third Avenue, New York, New York, 10022. Mr. Pollack has sole investment discretion and voting authority for himself, his wife and children.

This statement is also being filed by Harold Schechter ("Schechter"), whose principal office is located at 34 33rd Street, New York, New York, 10001. Mr. Schechter has sole investment discretion and voting authority for his shares. The shares owned by Mr. Schechter are included herein even though Mr. Seidman does not have any investment or voting discretion with respect to these shares. These shares are included solely because Mr. Schechter has agreed to be nominated for election to the Board of Directors for the Issuer.

This statement is also being filed by Raymond Vanaria ("Vanaria"), whose principal office is located 155 North Dean Street, Englewood, New Jersey, 07631. Mr. Vanaria has sole investment discretion and voting authority for himself, his wife and children. The shares owned by Mr. Vanaria are included herein even though Mr. Seidman does not have any investment or voting discretion with respect to these shares. These shares are included solely because Mr. Vanaria has agreed to be nominated for election to the Board of Directors for the Issuer.

This statement is also being filed by Peter R. Bray ("Bray"), whose principal office is located at 100 Misty Lane, Parsippany, New Jersey, 07054. Mr. Bray has sole investment discretion and voting authority for his shares. The shares owned by Mr. Bray are included herein under Mr. Seidman's clients even though Mr. Seidman does not have any investment or voting discretion with respect to these shares. These shares are included solely because of the nexus between Messrs Bray and Seidman - specifically: Mr. Bray nominated Mr. Seidman, Harold Schechter and Raymond Vanaria for election to the Board of Directors at the next Annual Meeting; and Mr. Bray's law firm serves as counsel to Mr. Seidman and his entities.

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of Seidman, Bray, Pollack, Schechter, Vanaria, SAL, SIP, SIPII, Broad Park, Chewy and Berggruen, is set forth in Exhibit A hereto. Seidman, Bray, Pollack, Schechter, Vanaria, SAL, SIP, SIPII, Broad Park, Chewy and Berggruen, shall hereinafter be referred to as "Reporting Persons". The Reporting Persons have formed a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(d-e) During the last five years, none of SAL, SIP, SIPII, Broad Park, Chewy, Berggruen, Pollack, Schechter, Vanaria, Bray, and Seidman, or, to the best of their knowledge, any person listed in Exhibit A attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals listed on Exhibit A attached hereto is a citizen of the United States, except as otherwise noted.

3.  Source and Amount of Funds or Other Consideration

The aggregate purchase price of the stock covered by this statement is $12,726,866.65. The purchases of Common Stock by Broad Park were in a margin account carried by Bear Stearns Securities Corp. Broad Park is the only Reporting Person with a margin balance. The margin balance is $1,015,830.76. This extension of credit was extended in the ordinary course of business. As of June 27, 2006, there was no other margin loan balance outstanding for any other Reporting Person.

4.  Purpose of Transaction

The securities covered by this Statement were acquired for the purpose of investment. The Reporting Persons filing this Statement may decide, jointly or individually, to purchase additional shares of the Common Stock or other securities of the Issuer. In addition, the Reporting Persons, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

Mr. Seidman is a representative of the Reporting Persons and will attempt to meet with the Board of Directors of the Issuer and the Issuer's management to review ways to maximize shareholder value. The review includes conducting a comprehensive review and analysis of the value that could be achieved as an independent institution versus its value from a sale to a larger institution or a converting mutual institution.

On June 27, 2006, Peter R. Bray, in his capacity as a shareholder of the Company, sent a letter nominating Lawrence B. Seidman, Harold Schechter and Raymond Vanaria for election to the Company's Board of Directors at the next Annual Meeting of Shareholders. This letter, in its entirety, is attached hereto as Exhibit J. The shares owned by Mr. Bray are included herein even though Mr. Seidman does not have any investment or voting discretion with respect to these shares. These shares are included solely because of the nexus between Mr. Bray and Mr. Seidman.

Certain of the Reporting Persons were involved in a proxy contest seeking the election of directors to the Board of Directors of IBSF. These Reporting Persons conducted two proxy contests and during litigation with respect to the results of the second proxy contest, the management of IBSF agreed to sell the institution in a stock for stock transaction to Hubco Inc.

In addition certain of the Reporting Persons were involved in two proxy contests involving Wayne Bancorp, Inc. The first proxy contest involved the approval of certain stock plans and option plans for the directors and senior management of Wayne. This proxy contest was resolved prior to a shareholder vote because the respective Reporting Persons agreed to vote for the stock plans and option plans and the Board of Directors of Wayne Bancorp, Inc. agreed to place a representative of the Reporting Persons on the Board. The second proxy contest involved election of directors. During this proxy contest the management of Wayne Bancorp, Inc. announced that Wayne, Bancorp, Inc. would be sold and therefore the Reporting Persons' representative withdrew from seeking election to the Board of Wayne Bancorp, Inc.

In addition certain of the Reporting Persons have filed a Schedule 13D in connection with the common stock of 1st Bergen Bancorp, Inc. which company has been acquired by Kearney Federal Savings Bank.

In addition certain of the Reporting Persons have filed a Schedule 13D in connection with the Common Stock of Eagle BancGroup, Inc.("EGLB") and informally notified the Company that they intended to solicit proxies for two director nominees in opposition to the two management director nominees at the 1999 annual meeting. On June 30, 1999, EGLB announced the sale of the Company to Busey Corporation.

In addition the Reporting Persons have filed a Schedule 13D in connection with the Common Stock of Yonkers Financial Corp. ("YFCB") seeking representation on the Board of Directors of YFCB. In January 2000 certain of the Reporting Persons were involved in a proxy contest seeking to elect two directors to the YFCB Board in opposition to the three management directors. These Reporting Persons were not successful in connection with the proxy contest and the slate proposed by the YFCB management was re-elected. On November 14, 2001, Atlantic Bank of New York, a unit of National Bank of Greece S.A. agreed to acquire all the issued and outstanding YFCB shares for $29 per share.

In addition, some of the Reporting Persons filed a Schedule 13D in connection with the Common Stock of CNY Financial Corporation ("CNYF") requesting (i) Board representation and (ii) that CNYF maximize shareholder value. On February 25, 1999, Seidman and certain of the Reporting Persons entered into an Agreement with CNYF, wherein CNYF agreed to increase the size of its Board of Directors by one and add Seidman as a Director. Seidman and the Members of the Committee involved agreed to certain restrictions. The material restrictions in this Agreement established the following undertakings: (i) to not acquire more than 9.9% of the outstanding CNYF stock before its year 2,000 Annual Meeting; (ii) to vote for the CNY stock option and restricted stock plan and amendments thereto;
(iii) to not solicit proxies or submit proposals prior to the year 2000 Annual Meeting; (iv) to vote all shares in favor of Seidman and the two (2) Board Nominees at the 1999 Annual Meeting; and (v) not to do anything indirectly that it could not do directly. Seidman voted his shares in support of CNYF stock based compensation plans and he became a director of CNYF. On December 29, 1999, CNYF agreed to be acquired by Niagara Bancorp, Inc. for $18.75 cash for each CNYF share. The transaction closed on July 7, 2000.

In addition some of the Reporting Persons have filed a Schedule 13D in connection with the Common Stock of South Jersey Financial Corporation, Inc. ("SJFC") seeking representation on the Board of Directors of SJFC. Certain of the Reporting Persons were involved in a proxy contest seeking to elect two directors to the SJFC Board in opposition to the three management directors. On August 12, 1999, an Agreement was reached between SJFC and certain of the Reporting Persons which permitted Seidman and a second proposed Nominee to become directors of SJFC and for Seidman to become a director of South Jersey Savings and Loan Association, the banking subsidiary of SJFC. In addition the Reporting Persons agreed to support the stock option and restricted option plan to be proposed by SJFC at a Special Meeting. On March 15, 2000, SJFC agreed to be acquired by Richmond County Financial Corp. for $20.00 cash for each SFJC share. The transaction closed on July 31, 2000.

In addition certain of the Reporting Persons conducted a proxy contest to (i) revoke an amendment to the By-Laws of First Federal Savings and Loan of East Hartford ("FFES"), and (ii) to amend two present provisions of the By-Laws of FFES. The Reporting Persons were successful with respect to both issues. The changes to the By-Laws were approved by the Office of Thrift Supervision on August 11, 2000. In the latter part of 2000, Mr. Seidman requested that FFES convene a Special Meeting of Shareholders to modify the By-Laws so that the Board of Directors could be enlarged from ten to thirteen members. On November 27, 2000, Mr. Seidman and certain of the Reporting Persons entered into an Agreement with FFES, whereby Mr. Seidman withdrew his request for a Special Shareholders' Meeting and FFES agreed to enlarge its Board by one, and add Mr. Seidman to the Board. In addition, there were other procedural requirements of the Agreement which were complied with by FFES and Mr. Seidman. On February 8, 2001, FFES was sold to Connecticut Bancshares, Inc. for cash at $37.50 per share for each FFES share. The transaction closed on August 31, 2001.

In addition some of the Reporting Persons have filed a Schedule 13D in connection with the Common Stock of Jade Financial Corporation ("IGAF"). On May 30, 2000, Mr. Seidman and certain of the Reporting Persons entered into a stock Option Agreement with PSB Bancorp, Inc. ("PSB") whereby PSB was given the right to purchase all of Mr. Seidman's controlled IGAF stock so long as PSB made an offer to buy all of the IGAF outstanding shares at the same price. On November 2, 2000, PSB announced the execution of the Definitive Agreement and Plan of Merger to acquire IGAF at $13.50 per share. On July 2, 2001 the merger by and between PSB and IGAF was completed. Prior thereto PSB consummated the purchase of Mr. Seidman's stock in accordance with the Option Agreement

In addition, certain of the Reporting Persons were involved in a proxy contest seeking election of two directors to the Board of Directors of Citizens First Financial Corp. ("CBK"). These Reporting Persons were not successful in connection with the proxy contest and the slate proposed by the CBK management was re-elected. However, Mr. Seidman was successful in having CBK conduct a "Dutch Auction" for 15% of its outstanding shares. Mr. Seidman had proposed this "Dutch Auction" and, in an Agreement with CBK, agreed to tender all the shares he controlled into the auction and to execute a Standstill Agreement. The "Dutch Auction" was oversubscribed and Mr. Seidman's shares were prorated in the same manner as the other CBK shareholders.

In addition, Mr. Seidman and certain of the Reporting Persons requested in connection with the Common Stock of Kankakee Bancorp, Inc. ("KNK") that the Board be increased by one and one Seidman representative be placed on the Board, and that KNK maximize shareholder value. The request was rejected by KNK. Mr. Seidman and certain of the Reporting Persons conducted a proxy contest at the Annual Meeting of Stockholders on April 26, 2002, seeking to elect two directors in opposition to the two directors proposed by the management of KNK. The Reporting Persons were not successful and the slate proposed by management was elected.

In addition, Mr. Seidman and certain of the Reporting Persons requested in connection with the Common Stock of Vista Bancorp, Inc. ("VBNJ") that the Board be increased by one, a Seidman representative be placed on the Board, and that VBNJ maximize shareholder value. The request was rejected by VBNJ. Mr. Seidman and certain of the Reporting Persons conducted a proxy contest at the Annual Meeting of Stockholders on April 26, 2001, seeking to elect three directors in opposition to the three directors proposed by the management of VBNJ. The reporting persons were not successful and the slate proposed by management was elected. On November 20, 2001, United National Bancorp (UNBJ) announced that it would acquire VBNJ for a fixed exchange ratio of 1.17 shares of UNBJ for each VBNJ share and $7.09 cash for a total consideration of $28.36 based upon the preceding days closing price for UNBJ. The transaction was completed on August 21, 2002.

On December 6, 2002, Michael A. Griffith was appointed to the KNK Board of Directors. His appointment was part of an agreement with an investor group led by Jeffrey L. Gendell, which owned approximately 9.8% of KNK's outstanding shares. On January 17, 2003, KNK announced, among other things the resignation of Larry Huffman, the President and Chief Executive Officer and the election of Mr. Griffith as the new KNK Chairman.

In addition, after Mr. Seidman in early March 2000 made a formal request to the Board of Directors of Ambanc Holding Co., Inc. ("AHCI") to be added to the Board. The size of the

Board was increased and Mr. Seidman was added to the Board. Mr. Seidman agreed to and did support the re-election of AHCI's slate of directors at the Annual Meeting held on May 26, 2000. On September 4, 2001, AHCI agreed to be sold to Hudson River Bancorp for $21.50 per share for all of AHCI's outstanding shares.

On January 10, 2003, certain of the Reporting Persons filed a Schedule 13D with respect to Central Bancorp, Inc. ("CEBK"). The Reporting Persons were involved in litigation relating to their ownership of stock in CEBK. CEBK filed a complaint in the Federal District Court of Massachusetts against certain of the Reporting Persons and others alleging, among other things, that the defendants in that action formed a "group" for the purposes of Section 13[d] of the Exchange Act and violated that provision when they failed to file appropriate schedules with the Securities and Exchange Commission. On January 30, 2003, these entities filed a complaint with the Business Litigation Session of the Massachusetts Superior Court seeking to restrain the board of directors of CEBK from taking certain action arising out of the alleged "group" status of the defendants in the Federal Court action. The Superior Court of the Commonwealth of Massachusetts granted these entities and others preliminary injunctive relief on February 3, 2003. The Massachusetts Federal District Court entered an order setting a trial date in May, 2003 and extending the preliminary injunction granted by the Superior Court until a decision on the merits by the Federal Court. On May 14, 2003, the respective Reporting Persons filed a Schedule 13D disclosing the sale of all their CEBK stock. Thereafter, Superior Court Judge Allan van Gestal issued an opinion which held that because of the sale by the respective Reporting Persons of all their CEBK stock, the issues in the complaint were now moot. The Federal Complaint was dismissed shortly thereafter.

In addition, Mr. Seidman and certain of the Reporting Persons requested in connection with the Common Stock of GA Financial, Inc. ("GAF") that the Board be increased by one, that someone selected by Seidman be placed on the Board, and that GAF maximize shareholder value. The request was rejected by GAF. Mr. Seidman and certain of the Reporting Persons conducted a proxy contest seeking election of one director to the Board of Directors of GAF. These Reporting Persons were not successful in connection with the proxy contest and the slate proposed by the GAF management was elected. On June 11, 2003, Mr. Seidman filed a complaint in the Court of Chancery of the State of Delaware In and For New Castle County against GAF and John M. Kish, GAF's Chief Executive Officer seeking to have the election of Mr. Kish to the GAF Board at the 2003 Annual Meeting deemed invalid and declaring that Mr. Seidman was properly elected to the GAF Board at the 2003 Annual Meeting. (See GAF Schedule 13D Amendment No. 3 filed on June 17, 2003 for full details of the Complaint.) Mr. Seidman was not successful in connection with this litigation. The Court refused to invalidate the election results. On December 12, 2003 the Bank was sold to First Commonwealth Financial Corporation for $35.00 in cash or an equivalent value in stock.

In addition, Mr. Seidman and certain of the Reporting Persons requested in connection with the Common Stock of United National Bancorp ("UNBJ") that the Board be increased by one, that someone selected by Seidman be placed on the Board, and that UNBJ maximize shareholder value. The request was rejected by UNBJ. Mr. Seidman and certain of the Reporting Persons conducted a proxy contest at the Annual Meeting of Stockholders held on May 20, 2003, seeking to elect one director in opposition to the six directors proposed by the management of UNBJ. The reporting persons were not successful and the slate proposed by management was elected. On or about May 8, 2003, Mr. Seidman filed suit against UNBJ and all the UNBJ directors seeking to have the UNBJ directors who ran for re-election at the 2003 Annual Meeting and all the other UNBJ Directors deemed to be ineligible to seek re-election because as alleged their re-election to the Board would violate UNBJ's Director Qualification By-Law provision. The Defendents filed a Motion To Dismiss the Complaint for Failure to State a Cause of Action. An Order granting the

Motion To Dismiss was entered on July 15, 2003. On August 21, 2003 PNC Financial Services Group, Inc. agreed to buy UNBJ for $33.89 per share in cash or PNC stock.

In addition certain of the Reporting Persons have filed a Schedule 13D in connection with the Common Stock of First Federal Bancshares, Inc. ("FFBI"). On April 16, 2004, FFBI commenced a self-tender offer for the purchase of up to 560,000 shares. On May 28, 2004, FFBI announced that it purchased 559,993 shares at $33.50 per share. Since the number of shares tendered exceeded the number of shares that FFBI had offered to purchase, FFBI only purchased 66.41% of the tendered shares. The Reporting Persons tendered shares which reduced the amount of shares owned by the Reporting Persons to below 5% of FFBI's outstanding shares thereby terminating any future Schedule 13D filing requirements.

On October 24, 2002 certain of the Reporting Persons filed a Schedule 13D in connection with the Common Stock of Alliance Bancorp of New England, Inc. ("ANE"). On July 15, 2003 ANE agreed to merge with New Alliance Bancshares ("NAB") whereby ANE Common Stock would be converted into and become exchangeable for, at the election of the shareholder, $25.00 in NAB shares, or 2.5 shares of NAB Common Stock based on the expected $10.00 conversion offering price per share.

In or about May 2005, certain of the Reporting Persons ran a vote "No" Campaign against the SE Financial Corp. (SEFL) attempt to seek approval for its 2005 Stock Option Plan. On the date of the Annual Meeting, on which the Stock Option Plan was to be voted on by shareholders, SEFL withdrew the plan from shareholder consideration. The Seidman Entities never owned more than 4.9% of SEFL therefore, no Schedule 13D was filed.

On April 13, 2005, certain of the Reporting Persons filed a Schedule 13D in connection with the Common Stock of Interchange Financial Services Corporation
(IFCJ). On June 28, 2005 Seidman sent Mr. Abbate, IFCJ's President and Chief Executive Office a letter outlining his thoughts on maximizing shareholder value and detailing certain issues he thought management and the Board should address. On December 9, 2005, Mr. Seidman notified IFCJ that he was nominating two (2) directors to run against the candidates to be proposed by IFCJ at the next annual meeting. While litigation concerning issues related to the annual meeting was pending, IFCJ, on April 13, 2006, agreed to be purchased by T.D. Banknorth Inc. for $23 a share, in cash.

On November 16, 2004 certain of the Reporting Persons filed a Schedule 13D in connection with the Common Stock of Bridge Street Financial, Inc. (OCNB). Mr. Seidman requested a meeting with management to discuss how best to maximize shareholder value. On January 6, 2005, Mr. Seidman met with senior management, a director and OCNB's investment advisor. Mr. Seidman had requested representation on the OCNB Board of Directors. At OCNB's September 21, 2005 Annual Meeting, Mr. Seidman's representative was added to the board. On April 24, 2006, Alliance Financial Corporation (ALNC) agreed to acquire OCNB for 25% cash and 75% in ALNC stock. OCNB shareholders will be able to elect to receive either $23.06 in cash or ALNC stock at a fixed exchange ratio of 0.7547 ALNC shares for each OCNB share, or a combination thereof.

On July 24, 2004, certain of the Reporting Persons filed a Schedule 13D in connection with the Common Stock of Yardville National Bancorp (YANB). After the filing of the Schedule 13D, Mr. Seidman had meetings with several Board members and senior management of YANB. On February 18, 2005 YANB retained Seidman as an independent paid consultant to help YANB explore planning, acquisition and growth opportunities. In November 2005, Mr. Seidman notified YANB, that in his opinion, YANB had breached the consulting agreement and that the consulting agreement was no longer valid. Mr. Seidman or an entity affiliated with him nominated three directors to run against the YANB candidates at the 2006 annual meeting. A litigation was commenced in the Superior Court of New Jersey which seeks various forms of relief pertinent to the size and composition of the Board of Directors, as well as relief with respect to actions taken that are claimed to make Mr. Seidman ineligible for election to the Board of Directors. At the annual meeting on May 3, 2006, the Reporting Persons were not successful, and the slate proposed by management was elected. The Reporting Persons will continue to pursue their goal of supporting the election of independent representatives on the Company's Board and will continue to lobby for significant improvement in the Company's financial performance. In addition, they will continue to prosecute their claims against the Company in the Superior Court of New Jersey, Chancery Division, Passaic County, including the application to void the results of the Annual Meeting and hold a new election.

In addition, the Reporting Persons' reserve the right to exercise any and all of their respective rights as stockholders of the Issuer in a manner consistent with their equity interests.

Except as set forth above, neither the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any executive officer or director of the Reporting Persons, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (b) through (j) of Item 4 of
Schedule 13D.

5.  Interest in Securities of the Issuer

(a)(b)(c) As of the close of business on June 23, 2006, the Reporting Persons owned beneficially an aggregate of 1,017,252 shares of Common Stock, which constituted approximately 7.57% of the 13,436,825 shares of Common Stock outstanding as of April 30, 2006, as disclosed in the Issuer's Form 10-Q for the period ended March 31, 2006.

Seidman, individually, in his capacity as the sole shareholder and officer of the corporate general partner of SIP, SIPII, and as the Manager of SAL, and as the and as the person with investment and voting authority for Broad Park, Chewy, Berggruen and clients, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 997,283 shares of Common Stock which constituted approximately 7.42 % of the Issuer's outstanding Common Stock owned individually, and by Mr. Seidman's clients, SIP, SIPII, SAL, Broad Park, Chewy, and Berggruen. Mr. Pollack individually and as the person with the investment and voting authority for himself, his wife and children, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 12,519 shares of Common Stock which constituted approximately .09% of the Issuer's outstanding Common Stock. Mr. Schechter individually and as the person with the investment and voting authority for himself, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 200 shares of Common Stock which constituted approximately .001% of the Issuer's outstanding Common Stock. Mr. Vanaria individually and as the person with the investment and voting authority for himself, his wife and children, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 7,150 shares of Common Stock which constituted approximately .05% of the Issuer's outstanding Common Stock. The shares owned by Messrs Schechter and Vanaria are included herein even though Mr. Seidman does not have any investment or voting discretion with respect to these shares. These shares are included solely because Messrs Schechter and Vanaria have agreed to be nominated for election to the Board of Directors of the Issuer along with Mr. Seidman.

The schedule attached as Exhibit B describes transactions in the Common Stock effected by the Reporting Persons. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days. All shares were purchased on NASDAQ.

(d) N/A

(e) N/A

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein neither the Reporting Persons nor to the best of their knowledge, any of the persons named in Exhibit "A" attached hereto , has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

A. The General Partner of SIP is: Veteri Place Corp; a New Jersey Corporation (Seidman is the sole officer and shareholder). Seidman through Veteri Place Corp. is entitled to 20% of the profits through Veteri Place Corp. (See Exhibit C for Amended and Restated Agreement of Limited Partnership of Seidman Investment Partnership, L.P.)

B. The General Partner of SIPII is: Veteri Place Corp; a New Jersey Corporation (Seidman is the sole officer and shareholder). Seidman through Veteri Place Corp. is entitled to 25% of the profits through Veteri Place Corp. (See Exhibit D for Amended and Restated Agreement of Limited Partnership of Seidman Investment Partnership II, L.P.)

C. Seidman is the Managing Member of SAL and Brant Cali is the Managing Member of Seidcal Associates which owns a majority interest in SAL. Seidman is entitled to 5% of the profits earned by SAL (See Exhibit E for the Operating Agreement for Seidman and Associates, L.L.C.)

D. Seidman has an agreement with Broad Park which gives him the complete discretion to vote and dispose of securities of the Issuer owned by Broad Park. Seidman is entitled to a percentage of the profits derived from these securities which is calculated after allowing a return to Broad Park. (See Exhibit F for the Broad Park Letter Agreement.)

E. Seidman has an agreement with Berggruen which gives him the complete discretion to vote and dispose of securities of the Issuer owned by Berggruen. Mr. Seidman is entitield to a percentage of the profits derived from these securities which is calculated after allowing a return to Berggruen. (See Exhibit G for the Berggruen Letter Agreement.)

F. Seidman has an agreement with Chewy which gives him the complete discretion to vote and dispose of securities of the Issuer owned by Chewy. Seidman is entitled to a percentage of profits derived from these securities which is calculated after allowing a return to Chewy. (See Exhibit H for the Chewy Letter Agreement.)

The following are certain provisions concerning the division of profits or losses or guarantees of profits with reference to SAL, SIP, and SIPII. In
Section 8.1(d) of the operating agreement for SAL, Mr. Seidman is entitled to 5% of the net profits each year and his wife is entitled to 15% of the net profits. In addition, Section 11.3(b) in SAL's operating agreement entitles Mr. Seidman to annual compensation of approximately $950,000. Mr. Seidman is also entitled to 20% of the net profits under the agreements with SIP [Section 9(a)(i)],and 25% of the net profits under the agreement with SIP II. [Section 9(b)]. Mr. Seidman also gets management or administrative fees based upon the total assets of SIP.

Mr. Seidman is the Manager SAL, and is the President of the corporate general partner of SIP and SIPII, and investment manager for Broad Park, Berggruen and Chewy and, in that capacity, Mr. Seidman has the authority to cause those entities to acquire, hold, trade and vote these securities. SAL, SIP, SIPII, Broad Park, Berggruen, and Chewy were all created to acquire, hold and sell publicly traded securities. None of the entities disclosed herein were formed to solely acquire, hold and sell the Issuer's securities. Each of these entities owns securities issued by one or more companies other than Issuer. The members and limited partners in Chewy, Berggruen, Broad Park, SAL, SIPII, and SIP are all passive investors, who do not - and cannot - directly or indirectly participate in the management of these entities, including without limitation proxy contests conducted by such entities. Seidman's compensation is, in part, dependent upon the profitability of the operations of these entities, but no provision is made to compensate Seidman solely based upon the profits resulting from transactions from the Issuer's securities.

The voting power over the Issuer's securities is not subject to any contingencies beyond standard provisions for entities of this nature, (i.e., limited partnerships and limited liability companies) which govern the replacement of a manager or a general partner.

Pursuant to Section 16 of the Amended and Restated Agreement of Limited Partnership (Partnership Agreement), Veteri Place Corporation, as of the end of each fiscal quarter shall be entitled to receive an administrative fee equal to a quarter of 1% of SIP's assets. (See Section 16 of the Partnership Agreement Exhibit C, attached hereto and incorporated herein by reference.)

The scheduled term of SIP is until December 1, 2014 unless sooner terminated as provided in the Partnership Agreement. (See Term of Partnership, page 16 of the Partnership Agreement, Exhibit C, attached hereto and incorporated herein by reference.)

The scheduled term of SIPII is until December 31, 2014 unless sooner terminated as provided in the Partnership Agreement. (See Term of Partnership, page 3 of the Partnership Agreement, Exhibit D, attached hereto and incorporated herein by reference.)

SAL's term shall continue in full force and effect until May 1, 2024 unless terminated as provided for in its operating agreement. (See Article 4 - Term and Duration, Exhibit E, attached hereto and incorporated herein by reference.)

Broad Park's term shall continue in full force and effect as provided in Letter Agreement attached in Exhibit F. Pursuant to Paragraph 7 of the Letter Agreement, Mr. Seidman is entitled to a quarterly administration fee equal to a ..25% of 1% of Broad Park's assets.

Berggruen's term shall continue in full force and effect as provided in the Attorney-In-Fact Letter Agreement attached in Exhibit G. Pursuant to Paragraph 4 of the Letter Agreement, Mr. Seidman is entitled to a quarterly administration fee equal to a .25% of 1% of Berggruen's value of the invested assets in the account.

Chewy's term shall continue in full force and effect as provided in Letter Agreement attached in Exhibit H. Pursuant to Paragraph 7 of the Letter Agreement, Mr. Seidman is entitled to a quarterly administration fee equal to a ..25% of 1% of Chewy's assets.

7.  Material to be filed as Exhibits

       Exhibit A        Executive Officers and Director of Reporting Persons

       Exhibit B        Stock Purchase Transactions

       Exhibit C        Operating Agreement for Seidman and
                        Associates, L.L.C. with First Amendment
                        and Letter Agreement, Second, Third, Fourth,
                        Fifth and Sixth Amendments.

       Exhibit D        Second Amended and Restated Agreement of Limited
                        Partnership of Seidman Investment Partnership, L.P.

       Exhibit E        Second Amended and Restated Agreement of Limited
                        Partnership of Seidman Investment Partnership II, L.P.

       Exhibit F        Letter Agreement with Broad Park Investors, L.L.C.
                        First Amendment and Letter Agreement
                        dated August 31, 2005, Amendment to Letter
                        Agreement dated April 19, 2006.

       Exhibit G        Attorney-In-Fact for Berggruen Holdings
                        North America Ltd.

       Exhibit H        Letter Agreement with Chewy Gooey Cookies, LP

       Exhibit I        Joint Filing Agreement

       Exhibit J        Nomination Letter from Peter R. Bray to Center Bancorp
                        dated June 27, 2006

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6/27/06                                  /ss/ Lawrence B. Seidman
Date                                     ---------------------------------------
                                         Lawrence B. Seidman, Manager,
                                         Seidman and Associates, L.L.C.


6/27/06                                  /ss/ Lawrence B. Seidman
Date                                     ---------------------------------------
                                         Lawrence B. Seidman, President
                                         of the Corporate General Partner,
                                         Seidman Investment Partnership, L.P.


6/27/06                                  /ss/ Lawrence B. Seidman
Date                                     ---------------------------------------
                                         Lawrence B. Seidman, President
                                         of the Corporate General Partner,
                                         Seidman Investment Partnership II, L.P.

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6/27/06                                  /ss/ Lawrence B. Seidman
Date                                     ---------------------------------------
                                         Lawrence B. Seidman, Investment
                                         Manager, Broad Park Investors, L.L.C.


6/27/06                                  /ss/ Lawrence B. Seidman
Date                                     ---------------------------------------
                                         Lawrence B. Seidman, Investment
                                         Manager, Chewy Gooey Cookies, L.P.


6/27/06                                  /ss/ Lawrence B. Seidman
Date                                     ---------------------------------------
                                         Lawrence B. Seidman
                                         Berggruen Holdings North
                                         America Ltd., Investment
                                         Attorney-In-Fact
                                         Pursuant to Agreement dated
                                         March 13, 2006


6/27/06                                  /ss/ Lawrence B. Seidman
Date                                     ---------------------------------------
                                         Lawrence B. Seidman, Individually


6/27/06                                  /ss/ Dennis Pollack
Date                                     ---------------------------------------
                                         Dennis Pollack


6/27/06                                  /ss/ Harold Schechter
Date                                     ---------------------------------------
                                         Harold Schechter


6/27/06                                  /ss/ Raymond Vanaria
Date                                     ---------------------------------------
                                         Raymond Vanaria


6/27/06                                  /ss/ Peter R. Bray
Date                                     ---------------------------------------
                                         Peter R. Bray